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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Dated: June 28, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   June 28, 2007                      By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                         EXTERNAL NEWS RELEASE
                                                                      07-17-TC

FOR IMMEDIATE RELEASE:     June 28, 2007


            TECK COMINCO ANNOUNCES FORT HILLS DESIGN BASIS APPROVAL


Vancouver, June 28, 2007 -- Teck Cominco Limited announced today that the Fort Hills Energy L.P., has adopted the formal design basis for its Fort Hills Project - an integrated oil sands mining project that includes a mine and bitumen extraction plant 90 kilometres north of Fort McMurray, Alberta and an upgrader in Sturgeon County northeast of Edmonton, Alberta. This milestone marks the partnership's commitment to proceed with the front-end engineering and design (FEED) stage. The FEED process will take about 12 months to complete, producing a definitive cost estimate and the basis upon which the final go-ahead decision on the project will be made.

The first phase of the project is planned to produce 140,000 barrels per day (b/d) of synthetic crude oil. Associated bitumen production is expected to be about 160,000 b/d. First bitumen production is expected to begin in the fourth quarter of 2011 with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of Fort Hills is $14.1 billion (as spent dollars including escalation). This cost does not include FEED engineering and third-party capital.

The Fort Hills project is expected to be developed in two phases, with the second phase doubling the phase 1 capacity to produce up to a total of 280,000 b/d of synthetic crude oil by 2014. The preliminary capital cost for the mine and upgrading components of the second phase of the project is estimated at $12.1 billion. This cost does not include FEED engineering and third party capital.

Fort Hills Energy L.P. consists of Petro-Canada with a 55% working interest, UTS Energy Corporation with a 30% working interest and Teck Cominco Limited with a 15% working interest, with Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, as the contract operator for the project.

Petro-Canada and UTS Energy will host separate conference calls and webcasts for analysts, investors and media on Thursday, June 28, 2007 to present the formal design basis for the Fort Hills Project. See the Petro-Canada and UTS press releases and websites for information on times and how to access the calls.


                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
       - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com
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The  Fort  Hills  mine  received  regulatory  approval  in  2002  from  Alberta
Environment  and the  Alberta  Energy  and  Utilities  Board.  The  Fort  Hills
partnership  filed  the  commercial   application  and   environmental   impact
assessment for the Sturgeon Upgrader with provincial regulators in December 2006. The partners expect to make a final go-ahead project decision in the third quarter of 2008, following the anticipated regulatory approval of the Sturgeon Upgrader.



FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (ONTARIO). Forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "is estimated", "forecasts",, "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the future development and costs of the Fort Hills oil sands project. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, costs of construction and costs of production, production and productivity levels, market competition, and receipt of necessary approvals The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: business and economic conditions in the oils sands industry generally, the supply and demand for labour and other project inputs, prices for commodities to be produced, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and engineering assumptions(including with respect to the tonnage, grade and recoverability of reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors as detailed from time to time in Teck Cominco's reports filed with the U.S. Securities and Exchange Commission ("SEC") and Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck Cominco and in its public filings with the SEC and Canadian securities administrators. Teck Cominco does not assume the obligation to revise or update these forward-looking statements

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after the date of this document or to revise them to reflect the  occurrence of future unanticipated events, except as may be required under applicable securities laws.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.


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For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com